

June 29, 2011

Jay S. Sidhu
Chairman, Chief Executive Officer and Director
Customers Bancorp, Inc.
1015 Penn Avenue
Wyomissing, Pennsylvania 19610

Re: Customers Bancorp, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed June 13, 2011
File No. 333-166225

Dear Mr. Sidhu:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Selected Unaudited Pro Forma Condensed Financial Information
Notes to Unaudited Pro Forma Combined Financial Information, page 143

1.   Please revise your disclosure in note 7(b) on page 144 explaining the $1.3 million credit quality adjustment for the remaining loans determined not to be within the scope of ASC 310-30 to include the expected life of the loans over which the adjustment is being recognized.

2.   We note your disclosure in note 7(b) on page 144 that the $10.1 million accretable yield associated with loans within the scope is anticipated to be recognized over a 10.6 year period. We also note your disclosure in adjustment D on page 147 that the expected life of the loans is 2 years. Please revise to explain the reasons you are recognizing the accretable yield over a 10.6 year period when the life of the loans appears to be 2 years.

3.   We note from your disclosure in note 7(b) that the non-accretable difference and accretable yield components of the loans acquired in the Berkshire acquisition have an inverse relationship when compared to the FDIC assisted acquisitions of ISN Bank and USA Bank. Please revise to explain the primary reasons why the loans acquired in the Berkshire acquisition are expected to have a much higher accretable yield component when compared to the loans acquired in the two FDIC assisted transactions.

Notes to Unaudited Pro Forma Combined Consolidated Statements of Operations for the three months ended March 31, 2011 and for the year ended December 31, 2010

4.   We note your response to comment 11 of our letter dated May 3, 2011 and your revised disclosure on page 147 describing pro forma adjustments (D), (E) and (F). In particular, we note that adjustment (E) continues to state that income is recognized using the level yield amortization method which is assumed to approximate the level yield method. Please revise your disclosure to clarify whether you are recognizing income based on the level yield method or a method that approximates the level yield method. Also, please revise your disclosure describing pro forma adjustments (C), (D) and (E) to remove any qualifying language (i.e., "assumed") so that your disclosure explicitly states whether the method used approximates the level yield method.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Customers Bank
Results of Operations – Three months ended March 31, 2011 and 2010, page 152

5.   We note your disclosure on page 152 and 153 that the provision for loan losses decreased $1.6 million to $2.8 million for the three months ended March 31, 2011 compared to $4.4 million for the same period in 2010 primarily due to a significant increase in nonperforming loans, charge-offs of problem loans in 2010, the declining value of real estate in your market area and the continued deterioration of the economic conditions in 2010 which continued in 2011. These factors appear more likely to support an increase in the provision for loan losses. Please revise your disclosure to more comprehensively bridge the gap between the observed changes in your recent credit experience and in your overall credit environment with the resulting amount of your provision for loan loss recorded during the period and the amount of the allowance for loan losses at period end.

Asset Quality, page 175

6.   We note your response to comment 12 of our letter dated May 3, 2011 and your revised disclosure surrounding certain asset quality ratios and related disclosures on page 176. Please revise your disclosure in footnotes (a) and (b) to these asset quality ratios to quantify the amount of allowance associated with non-covered mortgage warehouse and purchased manufactured housing loans at December 31, 2010 and 2009. As a related

matter, please revise your disclosure in the footnotes to the asset quality ratios on page 159 to include disclosure similar to that in the footnotes to asset quality ratios on page 176 (i.e., separate footnote (a) and (b) disclosure for the asset quality ratios including and excluding the balances from the mortgage warehouse loans and purchased manufactured housing portfolio).

Financial Statements
Notes to Financial Statements
Note 1 – Summary of Significant Accounting Policies
Loans Receivable Covered Under Loss Sharing Agreements, page Customers F-34

7.   We note your response to comment 18 of our letter dated May 3, 2011 and your revised disclosure on page F-34. In accordance with our previously issued comment, please further revise this disclosure to quantify the total amount loans at acquisition date that met the criteria of ASC 310-30 and ensure that this disclosure is consistent with other relevant disclosures throughout the filing.

Note 5 – Loans Receivable, Pages Customers F-8 and Customers F-41

8.   We note your response to comment 22 of our letter dated May 3, 2011 and the supplementary supporting schedules provided on June 16, 2011 related to the loans acquired in your USA Bank and ISN Bank acquisitions. Your response states that you evaluated your methodology for the accretable and non-accretable balances and have revised your calculations and disclosures accordingly. It appears you have only revised your disclosure on pages Customers F-15 and Customers F-45 to reflect this change. Please revise all relevant disclosures throughout the filing to provide consistent and complete disclosures to reflect this change or tell us how you determined it was appropriate to revise only a portion of your disclosures.

        Additionally, for any revisions made in response to this comment, please clearly identify for us in your response new, revised or deleted disclosures, as appropriate.

9.   Please revise your disclosure on page Customers F-9, Customer's F-10 and Customers F-44 to define "current" (e.g., in accordance with contractual terms, in accordance with expected cash flows, etc) for both your loans acquired with credit deterioration and the remaining loans that were not identified upon acquisition with credit deterioration.

10.   We note that the table summarizing covered nonaccrual loans and past due loans on page Customers F-9 does not agree to the tables on page 160. Please explain and revise as necessary.

11.   We note from your disclosure on pages Customers F-10, Customers F-11 and Customers F-42 that the total recorded investment in your impaired loans was approximately the

same as the total unpaid principal balance at both March 31, 2011 and December 31, 2010. This disclosure appears to indicate that you have not recorded any significant charge-offs on these impaired loans. Please tell us whether this is true and if so the reasons to support your conclusion.

12.   Please revise your description of the table on page Customers F-11 presenting "loans collectively reviewed for impairment" and "loans acquired with deteriorated credit quality" to be consistent with that on page Customers F-44. More specifically, your description of the table appears to indicate that all of the loans in the table are loans acquired with credit deterioration which does not appear to be accurate.

13.   We note that your disclosure on page Customers F-14 does not include the recorded investment in financing receivables by impairment method for each loan portfolio segment in accordance with ASC 310-10-50-11B(g) and (h). Please revise your disclosure to include this information.

14.   We note your response to comments 19 and 23 of our letter dated May 3, 2011 and your revised disclosure on pages Customers F-16 and Customers F-45. Please address the following:

- You disclose that you established a policy to apply the cash flows from the credit deteriorated loans (impaired loans) to principal until the cash flows of the loans accounted for under ASC 310-30-55 exceed initial cash flow estimates. ASC 310-30-55 includes implementation guidance and illustrations. Please revise to include the specific implementation guidance and / or example within ASC 310-30-55 to which you are referring.

- You disclose that the outstanding balance of *impaired* covered loans as defined by ASC 310-30 was $110,553 and $113,279 at March 31, 2011 and December 31, 2010, respectively. Please confirm, if true, that your definition of "impaired" loans is consistent with the guidance in ASC 310-10-35-10 (i.e. credit deteriorated loans that upon subsequent evaluation it was determined that it was probable that based upon current information and events, you will be unable to collect all cash flows expected at acquisition plus additional cash flows expected to be collected arising from changes in estimate after acquisition). Alternatively, please revise your disclosure to remove the reference to "impaired" loans.

- Please revise to include the total outstanding balance and related carrying amount of all loans that were determined to be within the scope of ASC 310-30 as of the beginning and end of the period. Refer to ASC 310-30-50-2a.1.

- For those loans within the scope of ASC 310-30 for which the income recognition model in this subtopic is not applied in accordance with paragraph 310-30-35-3,

> revise to disclose the carrying amount at the acquisition date for loans acquired during the period and the carrying amount of all loans at the end of the period. Refer to ASC 310-30-50-2a.4.
>
> • In preparing your revised disclosures, separate your discussion into two paragraphs, one addressing loans within the scope of ASC 310-30 for which you have a reasonable expectation about the timing and amount of cash flows expected to be collected and are therefore recognizing the excess of all cash flows expected at acquisition over the initial investment in the loans as interest income over the life of the loan (accretable yield) and another addressing loans within the scope of ASC 310-30 for which you do not have a reasonable expectation about the timing and amount of cash flows expected to be collected for which this income recognition is not applied in accordance with paragraph 310-30-35-3.

Exhibits 8.1 and 8.2

15.   Opinions may be limited as to purpose but not as to person. Please obtain revised opinion that deletes the language in the final paragraph limiting reliance on the opinions to certain persons.

Exhibits 8.2 and 8.3

16.   We note your disclosure on page 88 that the two companies' respective tax counsel has opined that "the merger will qualify as a tax-free reorganization for federal income tax purposes under Section 368(a)(1)(1) of the Code" and includes a lengthy discussion of the federal tax consequences that will result from this qualification, including that "no gain or loss will be recognized by a shareholder of BBI upon the exchange of BBI Shares solely for CBI Shares."   In contrast, each of the opinions filed as Exhibit 8.2 and 8.3 states only that the merger will qualify as a reorganization under Section 368(a) and states nothing regarding the expected tax consequences. Indeed, both opinions specifically disclaim any opinion as to the tax consequences to individual shareholders. Please obtain revised opinions that discuss the expected consequences of the qualification of the merger under Section 368(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: David F. Scranton, Esquire
        Stradley Ronon Stevens & Young, LLP
        30 Valley Stream Parkway
        Malvern, Pennsylvania 19355